Cancer Research Technology and Teva Pharmaceuticals
Form R&D Alliance for Cancer DNA Damage Response Drugs

Jerusalem and London, September 16, 2013 – Cancer Research Technology Ltd. (CRT), Cancer Research UK’s technology development arm, and Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) have signed a multi-project alliance agreement to research and develop first-in-class cancer drugs that modulate DNA damage and repair response (DDR) processes in cancer cells.

DDR plays a key role in protecting cancer cells from the damaging effect of chemotherapy – creating an in-built antidote to the toxic effects of the anti-tumor drug. As the cancer cells that are best able to repair the DNA damage caused by the cancer treatments survive, they replicate, naturally selecting for the mutation with the enhanced repair capability – leading to recurrence and resistance to treatment.

Cancer Research UK and CRT, has created a world-class hub of expertise in DDR-related basic, translational, and clinical research that is leading the field; building the understanding that will hopefully enable “smarter” use of this very interesting approach in the development of new treatment options.

Based on Cancer Research UK’s extensive network of leading UK universities, and its five cancer research institutes (Gray Institute, Oxford; Cancer Research UK Cambridge Institute; London Research Institute; Paterson Institute, Manchester; and the Beatson Institute, Glasgow), this hub will provide the foundations for CRT’s and Teva’s work towards developing novel therapies based on DDR-related targets for the treatment of cancer.

“For cancer patients, it is important that we maintain the momentum of progress that has been made in oncology in recent years” said Dr. Michael Hayden, President, Teva Global R&D and Chief Scientific Officer. “Cancer Research UK, CRT, and their outstanding academic partners, are a driving force in the improved understanding of cancer and its treatment. This research collaboration will build on our understanding of how cells repair DNA damage, help us identify possible points of therapeutic intervention, and lead us onto a pathway toward improve clinical outcomes for cancer patients.”

The alliance provides Teva with the opportunity to research and develop selected and differentiated novel treatments targeting DDR processes. With a focus on mechanisms and molecular targets related to the emergence of therapeutic resistance in cancer cells, the partnership also opens up the potential to expand the clinical utility and therapeutic effectiveness of Teva’s current portfolio of oncology chemotherapeutic agents. This approach builds on Teva’s growing focus on personalized medicine throughout its R&D pipeline, and specifically within its oncology portfolio.

Building on a prior well-established working relationship, the multi-year agreement sets out the provision of new molecular targets, selected by CRT from Cancer Research UK’s portfolio of biological research in DDR. These targets will be validated to prove their therapeutic importance before progressing to the early stages of drug discovery in CRT’s Discovery Laboratories. CRT and Teva will then jointly undertake chemical lead generation activities. Under the terms of the agreement, CRT will receive research funding and be eligible to receive milestone payments, and royalties on projects advancing through Teva’s drug pipeline.

Dr Hamish Ryder, director of drug discovery at CRT’s Discovery Laboratories, said: “ Cancer Research UK scientists are carrying out exciting research in the area of DNA damage repair. Some cancer therapies work by targeting DNA damage response pathways in cancer cells, and finding new ways to block repair in tumors can boost the effectiveness of existing therapies. This exciting alliance with Teva brings together the cutting-edge research funded by Cancer Research UK, CRT’s expertise in progressing new drug targets and Teva’s drug research and development capabilities in a compelling partnership.”

Harpal Kumar, Cancer Research UK’s chief executive, said: “Our scientists are leading the world in understanding the machinery that causes and subsequently repairs damage to DNA in our cells. We believe this machinery offers many opportunities for new treatments. Cancer Research UK has been at the heart of research that has seen survival from cancer double in the last forty years. By working alongside international partners from industry to discover and develop new targeted cancer drugs we hope to be able to accelerate this progress. This innovative alliance provides a vital new route to turn our research excellence into new drugs to treat cancer patients, hopefully saving more lives, more quickly.”

Notes to editors: *The alliance will span the drug discovery process — from new target validation - proving a protein’s importance as a therapeutic target, though to lead optimization – synthesizing compounds for further development as potential drugs.

About Cancer Research Technology
Cancer Research Technology (CRT) is a specialist commercialization and development company, which aims to develop new discoveries in cancer research for the benefit of cancer patients. CRT works closely with leading international cancer scientists and their institutes to protect intellectual property arising from their research and to establish links with commercial partners. CRT facilitates the discovery, development and marketing of new cancer therapeutics, vaccines, diagnostics and enabling technologies. CRT is a wholly owned subsidiary of Cancer Research UK, the world’s leading cancer charity dedicated to saving lives through research. Further information about CRT can be found at www.cancertechnology.com

About Cancer Research UK
Cancer Research UK is the world’s leading cancer charity dedicated to saving lives through research. The charity’s pioneering work into the prevention, diagnosis and treatment of cancer has helped save millions of lives. Cancer Research UK receives no government funding for its life-saving research. Every step it makes towards beating cancer relies on every pound donated. Cancer Research UK has been at the heart of the progress that has already seen survival rates in the UK double in the last forty years. Cancer Research UK supports research into all aspects of cancer through the work of over 4,000 scientists, doctors and nurses. Together with its partners and supporters, Cancer Research UK’s vision is to bring forward the day when all cancers are cured. For further information about Cancer Research UK’s work or to find out how to support the charity, please call 0300 123 1022 or visit www.cancerresearchuk.org. Follow us on Twitter and Facebook.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,000 molecules and a direct presence in about 60 countries. Teva’s branded businesses focus on CNS, oncology, pain, respiratory and women’s health therapeutic areas, as well as biologics. Teva currently employs approximately 46,000 people around the world and reached $20.3 billion in net revenues in 2012.

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